Fax

06015719

LIBERTY INTERNATIONAL

Direct Line: 020 7960 1236
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	2 August 2006
Pages:	3		

Subject: Liberty International PLC

Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934

File No. 82-34722

SUPPL

Please find attached an announcement made on the London Stock Exchange today.

Yours faithfully

Ruth Pavey
Company Secretarial Assistant

PROCESSED
AUG 0 8 2006
THOMSON
FINANCIAL

RECEIVED
2006 AUG -3 A 11:36
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

LIBERTY

INTERNATIONAL

August 2, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
<u>File No. 82-34722</u>

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Exchange Rate for Dividend".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,

Ruth Pavey
Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

EXCHANGE RATE FOR 2006 INTERIM DIVIDEND PAYABLE TO SHAREHOLDERS ON THE SOUTH AFRICAN REGISTER

Liberty International PLC confirms that the South African Rand exchange rate for the 2006 interim dividend of 13.75 pence per ordinary share to be paid on 5 September 2006, to shareholders registered on 18 August 2006, will be 12.981 ZAR to 1 GBP.

On this basis, shareholders who hold their shares via the South African register will receive a dividend of 178.48875 ZA cents per ordinary share.

2 August 2006